

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

October 22, 2007

By Facsimile (202) 362-2902 and U.S. Mail

Alan Schick, Esq.
5335 Wisconsin Avenue NW, Suite 400
Washington, DC 20015

Re: **Sun American Bancorp**
Schedule TO-I/A
Schedule 13E-3/A
Filed October 18, 2007
File No. 005-54441

Dear Mr. Schick:

We have the following comments on the above referenced filings.

Schedule TO – General

1. While you have filed a Schedule 13E-3/A, you have not properly tagged an initial Schedule 13E-3 in EDGAR. Please file a base Schedule 13E-3 when you file amended materials.

Has Sun American or its board of directors adopted a position on the tender offers?, page 8

2. Given the title of this subsection, we continue to believe that you should note here that the board of directors has determined that the offers are fair and in the best interests of each class of warrant holders. Please revise. Include a cross-reference to the section later in the offer to purchase where you discuss the reasons for the board's fairness determinations.

Price Range of Shares and Warrants, page 37

3. Please disclose the information that the Company is not aware of any trading in the Warrants other than the Series D Warrants.

Summary and Pro Forma Financial Data, page 41

4. Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A. This information should be disclosed in the Schedule TO even if the offeror ordinarily does not prepare that information or the offer does not involve the issuance of debt. You should use Item 503(d) or Regulation S-K as a guide for furnishing this information. See Instruction 1 to Item 13 of Schedule 13E-3.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions